**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 18, 2009**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**IXI Mobile, Inc.**

**File No. 000-51259 - CF#20617**

_____

IXI Mobile, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on July 30, 2007, as amended on May 5, 2009 and August 7, 2009.

Based on representations by IXI Mobile, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.15 | through July 31, 2013 |
| Exhibit 10.16 | through July 31, 2013 |
| Exhibit 10.17 | through July 31, 2013 |
| Exhibit 10.19 | through July 31, 2013 |
| Exhibit 10.21 | through July 31, 2013 |
| Exhibit 10.22 | through July 31, 2013 |
| Exhibit 10.23 | through July 31, 2013 |
| Exhibit 10.24 | through July 31, 2013 |
| Exhibit 10.25 | through July 31, 2013 |
| Exhibit 10.26 | through July 31, 2013 |
| Exhibit 10.27 | through July 31, 2013 |
| Exhibit 10.28 | through July 31, 2013 |
| Exhibit 10.29 | through July 31, 2013 |
| Exhibit 10.30 | through July 31, 2010 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel